UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF NOVEMBER 2024

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

 Xinyuan Real Estate Co., Ltd. Announces Appointment of New Chief Financial Officer

Beijing, November 13, 2024 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China, announces that the Board of Directors has accepted the resignation of Mr. Yong Zhang as the Company’s Interim Chief Financial Officer, effectively immediately. Mr. Zhang resigned from the Interim Chief Financial Officer position due to personal reasons  and not due to any disagreement with the Company, and Mr. Zhang will continue to be Chief Executive Officer of the Company. On November 5th, 2024, the Board of Directors appointed Mr. Bo Zhang as its new Chief Financial Officer, effective immediately. There is no arrangement or understanding between Mr. Bo Zhang and any other person pursuant to which he was selected as an officer and there are no family relationships between Mr. Bo Zhang and any other officer or director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: November 14, 2024